EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Immense Fortune Holdings Limited (“Immense Fortune”)	British Virgin Islands

Legend Media Holdings HK Limited (“Legend”) (1)	Hong Kong

Feigeda Electronic (SZ) Co., Ltd. (2)	People’s Republic of China

(1)   This company is a wholly-owned subsidiary of Immense Fortune.
(2)   This company is a wholly-owned subsidiary of Legend.